SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated July 21, 2021 (“Original 6-K”). The information in the Original 6-K relating to the biographic details of the nominee of a non-standing director as a member of the audit committee are amended and replaced as follows. No other changes have been made to the Original 6-K.

Agenda 1. Election of a Non-Standing Director as a Member of the Audit Committee

•	Kim, Jae-Shin

•	Current Positions:

•	Certified public accountant of Saedure Accounting Firm (from Jul. 2021 to present)

•	President of women’s association of the Korean Institute of Certified Public Accountants (from Jul. 2019 to present)

•	Auditor of Ewha Haktang (from Feb. 2017 to present)

•	Auditor of National YWCA of Korea (from Feb. 2003 to present)

•	Non-standing director of the Korean Institute of Certified Public Accountants (from Jul. 2020 to present)

•	Previous Positions:

•	Certified public accountant of Nexia Samduk (from Mar. 2006 to Jul. 2021)

•	Certified public accountant of Dasan Accounting Firm (from Mar. 2004 to Mar. 2006)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name:	Jun, Chul-soo
Title:	General Manager of International Finance & IR Ream

Date: August 2, 2021